LIMITED LIABILITY COMPANY AGREEMENT
OF
RENTAL MARKETPLACE, LLC

   This Limited Liability Company Agreement (this "Agreement") of Rental Marketplace, LLC, a Delaware limited liability company (the "Company"), is entered into among the undersigned Class A-2 Members (the "Class A-2 Members" and together with the Class A-1 Members to be determined in the future, the "Class A Members") and Class B Members (the "Class B Members", and together with the Class A Members the "Members"), and made effective as of July 6, 2015 ("Effective Date").

R E C I T A L S

   WHEREAS, the Company was organized as a Delaware limited liability company on July 6, 2015 by the filing of a certificate of formation (the "Certificate of Formation") of the Company with the Secretary of State of the State of Delaware pursuant to the Limited Liability Company Act, 6 Del. C. § 18-101, et seq., as amended from time to time (the "Act");

   WHEREAS, the Class A Members have agreed that the Class B Members shall have profits interests in consideration of the provision of services as provided herein.

   NOW, THEREFORE, in consideration of the foregoing recitals, the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

   1. <u>Purpose</u>. The Company was formed for the purpose of engaging in any lawful act or activity for which a limited liability company may be formed under the Act and engaging in any and all activities necessary or incidental to the foregoing.

   2. <u>Registered Office; Agent</u>. The registered office and registered agent of the Company shall be as designated in the Certificate of Formation and may be changed from time to time as provided in the Act.

   3. <u>Powers of the Company</u>. The Company shall have the power and authority to take any and all actions necessary, appropriate, advisable, convenient or incidental to or for the furtherance of the purpose set forth in <u>Section 1</u>.

   4. <u>Capital Accounts</u>. A separate capital account (a "Capital Account") shall be established and maintained in the Company's books for each Member in accordance with the rules of Section 704 of the Internal Revenue Code of 1986, as amended (the "Code") and Treasury Regulation Section 1.704-1(b)(2)(iv). For the avoidance of doubt, the Capital Account associated with each Class B Unit is zero as of the date such unit is issued.

   5. <u>Capital Contributions</u>.

     (a) <u>Capital Contributions</u>. On the Effective Date the Class A Members shall contribute certain capital, intellectual property and other assets (as to each, his, her or its "Capital

Contribution") to the Company in order to allow the Company to conduct its business. Such Class A Units shall be issued in accordance with the terms and conditions set forth in those contribution agreements listed on the attached Exhibit A, if any, and in exchange for the property contributed to the Company, as provided therein, or as otherwise set forth on Exhibit A. No interest shall be paid on any Capital Contribution or in respect of any amount credited to a Member's Capital Account.

(b)   Additional Capital Contributions.   The Members shall make such additional Capital Contributions as the Members may agree from time to time; provided that no Member shall be required to make any contribution of money or other property without his, her or its consent.   No Member shall have any obligation to make any additional Capital Contribution or to otherwise advance any funds to the Company even if the failure to do so could result in a default by the Company or any other consequence adverse to the Company.

6.   Units and Percentage Interest.

(a)   Units.   The interests of the Members in the Company are divided into and represented by units ("Units"), each having the rights and obligations specified in this Agreement, as it may be amended from time to time. As of the date of this Agreement, the issued and outstanding Units consist of Class A-2 Units (the "Class A-2 Units") and Class B Units (the "Class B Units"). In addition, the Company has authorized the issuance of Class A-1 Units (the "Class A-1 Units", and collectively with the Class A-2 Units, the "Class A Units") which may be issued to future investors making Capital Contributions to the Company. Members holding Class A-1 Units shall be referred to herein as "Class A-1 Members" and shall have the rights set forth in this Agreement with respect to the Class A-1 Units. Members holding Class A-2 Units shall be referred to herein as "Class A-2 Members" and shall have the rights set forth in this Agreement with respect to the Class A-2 Units. Members holding Class B Units shall be referred to herein as "Class B Members" and shall have the rights set forth in this Agreement with respect to the Class B Units. The Board of Managers (as defined herein) shall maintain exhibits that set forth the identity of the Members and the number and class of Units held by each Member from time to time. Exhibit B-1 hereto sets forth the name of each Member as of the Effective Date, and Exhibit B-2, Exhibit B-3 and Exhibit B-4 sets forth the number and class or series of Units held by each individual Member, which subparts taken together constitute one Exhibit B.

(b)   Rights.   The Class A Units and Class B Units shall have the same rights, preferences, qualifications, limitations and restrictions with respect to allocations of profits and losses, distributions and other rights incident to an ownership interest in the Company except as otherwise specifically set forth herein. Class B Units shall be non-voting.

(c)   Additional Units.   The Board of Managers may issue additional Units for such purposes and in exchange for such consideration as they shall deem necessary or desirable. The Board of Managers may create and issue any other class or series of Units or other equity interests in the Company for such purposes and in exchange for such consideration as they shall deem necessary or desirable, which Units or other equity interests may have rights and obligations that are different from, and superior or inferior to, those of any then outstanding

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Units. The rights, preferences, qualifications, limitations and restrictions of any such class or series of Units may be set forth in an amendment or addendum to this Agreement. It is specifically contemplated that the Company may issue promissory notes that may be converted into a new class of Units, or an existing class of Units, having rights and obligations as the Board of Managers and the purchasers of such notes agree.

(d)   Percentage Interests. Each Member's interest in the Company shall be expressed as a percentage (as to any Member, his, her or its "Percentage Interest") which shall be determined by dividing the Units held by the Member by the total Units held by all Members. The Board of Managers shall maintain exhibits that set forth the identity of the Members and the Percentage Interest of each Member.

7.   Class B Units – Issuance Agreement.

(a)   Each Class B Member shall hold his, her or its Class B Units subject to that certain form of Issuance Agreement in the form attached as Exhibit C hereto.

(b)   The Board of Managers shall determine, at the time of issuance of any Class B Units, a Threshold Amount for each such Class B Unit. A "Threshold Amount" shall mean, with respect to each award of Class B Units, an amount, as determined by the Board of Managers, specified in the Issuance Agreement that shall not be less than the amount of distributions that would be distributed in respect of each Class A and Class B Unit then outstanding under Section 14 hereof if, immediately before the issuance of such Class B Units, all the assets of the Company were sold for their respective Gross Asset Values, the liabilities of the Company were paid in full and the remaining proceeds were distributed in accordance with Section 14. On the Effective Date, the Company shall issue Class B Units as set forth on Exhibit B-4.

8.   Allocation of Profits and Losses.

(a)   Certain Definitions: As used in this Section 8, the following terms shall have the meanings set forth below:

(i)   "Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments:

A.   credit to such Capital Account any amounts which such Member is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

B.   debit to such Capital Account the items described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6).

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The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d).

(ii)   "Company Minimum Gain" has the meaning given to the term "partnership minimum gain" in Section 1.704-2(b)(2) and 1.704-2(d) of the Regulations.

(iii)   "Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows and as adjusted in accordance with this Agreement:

A.   The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the Board of Managers;

B.   The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined in accordance with the provisions of subparagraph a) above, as of the following times: (I) the acquisition of an additional membership interest by any new or existing Member in exchange for more than a de minimis Capital Contribution; (II) the distribution by the Company to a Member of more than a de minimis amount of property as consideration for a membership interest; (III) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b); and (IV) in connection with the grant of an interest in the Company (other than a *de minimis* interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a member capacity, or by a new Member acting in a member capacity in anticipation of being a Member; *provided* that an adjustment described in clauses (I), (II), and (IV) of this paragraph shall be made only if the Board of Managers reasonably determines that such adjustment is appropriate or necessary to ensure that the Capital Accounts of the Members properly reflect their respective economic interests;

C.   The Gross Asset Value of any item of Company assets distributed to any Member shall be adjusted to equal the gross fair market value (taking Code Section 7701(g) into account) of such asset on the date of distribution as determined in accordance with the provisions of subparagraph (A) above; and

D.   The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Section 1.704-l(b)(2)(iv)(m) of the Regulations and subparagraph (F) of the definition of "Profits" and "Losses" or Section 8(c)(vii); *provided, however*, that Gross Asset Values shall not be adjusted pursuant to this subparagraph (D) to the extent that an adjustment pursuant to subparagraph (B) is required in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (D).

E.   If the Gross Asset Value of an asset has been determined or adjusted pursuant to subparagraph (A), (B) or (D), such Gross Asset Value shall thereafter be

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adjusted by the book depreciation (pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(g)(3)) taken into account with respect to such asset, for purposes of computing Profits and Losses.

(iv) "Member Nonrecourse Debt" has the same meaning as the term "partner nonrecourse debt" in Section 1.704-2(b)(4) of the Regulations.

(v) "Member Nonrecourse Debt Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Section 1.704-2(i)(3) of the Regulations.

(vi) "Member Nonrecourse Deductions" has the same meaning as the term "partner nonrecourse deductions" in Regulations Sections 1.704-2(i)(1) and 1.704-2(i)(2).

(vii) "Nonrecourse Deductions" shall have the meaning set forth in Treasury Regulations Section 1.704-2(b)(1) and 1.704-2(c).

(viii) "Nonrecourse Liability" has the meaning set forth in Section 1.704-2(b)(3) of the Regulations.

(ix) "Profits" and "Losses" shall mean for any given fiscal year or other period, an amount equal to the Company's taxable income or loss for such fiscal year, determined in accordance with Code Section 703(a) (and, for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

A. Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses shall be added to such taxable income or loss;

B. Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses, shall be subtracted from such taxable income or loss;

C. In the event the Gross Asset Value of any Company asset is adjusted pursuant to the definition of Gross Asset Value, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

D. Gain or loss resulting from any disposition of property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

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E.   In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account book depreciation for such fiscal year or other period, computed in accordance with the capital account maintenance rules of Regulations Section 1.704-1(b)(2)(iv)(g)(3);

F.   To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Regulations Section 1.704-(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a membership interest, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits or Losses; and

G.   Notwithstanding any other provision of this Section 8(a)(ix), any items that are specially allocated pursuant to the Regulatory Allocations shall not be taken into account in computing Profits or Losses.

(x)   "Profits and Losses from a Capital Transaction" shall mean Profits and Losses of the Company that are attributable to a Capital Transaction (as defined herein).

(xi)   "Profits and Losses from Operations" shall mean all Profits and Losses of the Company, excluding Profits and Losses from a Capital Transaction.

(xii)   "Regulations" or "Treasury Regulations" shall mean the Income Tax Regulations, including temporary regulations, promulgated under the Code, as amended from time to time.

(xiii)   "Regulatory Allocations" shall have the meaning provided in Section 8(d).

(b)   Allocations of Profits and Losses.

(i)   Profits. Except as otherwise provided in this Section 8 and after giving effect to the Regulatory Allocations in Section 8(d) and the Tax Allocations in Section 8(e), Profits of the Company for any fiscal year or other period shall be allocated, as of the end of such fiscal year or period, among the Members as follows:

A.   First, to the extent that the aggregate Losses previously allocated to the Class A-1 Members and Class A-2 Members pursuant to Section 8(b)(ii)(D) exceed the aggregate Profits previously allocated to such Members pursuant to this Section 8(b)(i)(A), the amount of such excess shall be allocated among such Members pro-rata in accordance with their respective shares of such excess (to the extent not theretofore charged back hereunder);

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B. Second, to the extent that the aggregate Losses previously allocated to the Class A-1 Members pursuant to Section 8(b)(ii)(B) exceed the aggregate Profits previously allocated to such Members pursuant to this Section 8(b)(i)(B), the amount of such excess shall be allocated among such A-1 Members pro-rata in accordance with their respective shares of such excess (to the extent not theretofore charged back hereunder);

C. Third, to the extent that the aggregate Losses previously allocated to the Class A-2 Members pursuant to Section 8(b)(ii)(C) exceed the aggregate Profits previously allocated to such Members pursuant to this Section 8(b)(i)(C), the amount of such excess shall be allocated among such A-2 Members pro-rata in accordance with their respective shares of such excess (to the extent not theretofore charged back hereunder); and

D. Thereafter, to the Class A-1 Members, Class A-2 Members and Class B Members in accordance with their respective Percentage Interests.

(ii) Losses. Except as otherwise provided in this Section 8, subject to Section 8(b)(iii), and after giving effect to the Regulatory Allocations in Section 8(c), Losses of the Company for any fiscal year or other period shall be allocated, as of the end of such fiscal year or period, among the Members as follows:

A. First, to the extent that the aggregate Profits previously allocated to the Members pursuant to Section 8(b)(i)(D) exceed the aggregate Losses previously allocated to such Members pursuant to this Section 8(b)(ii)(A), the amount of such excess shall be allocated among such Members pro-rata in accordance with their respective share of such excess (to the extent not theretofore charged back hereunder);

B. Second, to the Class A-1 Members pro rata in accordance with their respective Capital Accounts, until each such Member's Capital Account is reduced to zero;

C. Third, to the Class A-2 Members pro rata in accordance with their respective Capital Accounts, until each such Member's Capital Account is reduced to zero; and

D. Thereafter, to the Class A-1 and A-2 Members pro rata in accordance with their respective relative Percentage Interests.

(iii) Limitation on Losses. Losses allocated pursuant to Section 8(b)(ii) shall not exceed the maximum amount of Losses that can be so allocated without causing any Member to have an, or increase an existing, Adjusted Capital Account Deficit. In the event some but not all of the Members would have Adjusted Capital Account Deficits as a consequence of an allocation under Sections 8(b), the limitation set forth in the preceding sentence shall be applied on a Member-by-Member basis so as to allocate the maximum permissible Losses to each Member under Section 1.704-1(b)(2)(ii)(d) of the Regulations. All Losses in excess of the limitations set forth in the preceding sentence shall be allocated to the Members in accordance with their respective Percentage Interests.

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(iv)   Adjustments in Connection with Liquidation. It is the intention of the Members that the positive Capital Account balance of each Member immediately prior to the receipt by such Member of any liquidating distributions shall be, to the extent possible, equal to the amount distributable to such Member pursuant to Section 29. In the event that the Members' Capital Account balances are not equal to such amounts, the Company shall allocate Profits, Losses, or all items thereof (including items of gross income and deductions) for the year in which such liquidation and winding up occur, to the extent possible to cause the respective Capital Account balances of the Members immediately prior to the receipt of any liquidating distributions to be equal to the amounts that would be distributed to such Members pursuant to Section 14.

(c)   Regulatory Allocations.

(i)   Company Minimum Gain Chargeback.   Except as otherwise provided in Section 1.704-2(f) of the Regulations, notwithstanding any other provision of this Section 8, if there is a net decrease in Company Minimum Gain during any fiscal year, each Member shall be specially allocated items of Company income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Section 1.704-2(f)(6) and 1.704-2(j)(2) of the Regulations. This Section 8(c)(i) is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(f) of the Regulations and shall be interpreted consistently therewith.

(ii)   Member Minimum Gain Chargeback.   Except as otherwise provided in Section 1.704-2(i)(4) of the Regulations, notwithstanding any other provision of this Section 8 if there is a net decrease in Member Minimum Gain attributable to a Member Nonrecourse Debt during any fiscal year, each Member who has a share of the Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Section 1.704-2(i)(5) of the Regulations, shall be specially allocated items of Company income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to such Member's share of the net decrease in Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Section 1.704-2(i)(4) and 1.704-2(j)(2) of the Regulations. This Section 8(c)(ii) is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(i)(4) of the Regulations and shall be interpreted consistently therewith.

(iii)   Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Regulations Section 1.704-1 (b)(2)(ii)(d)(4), (5), or (6), items of Company income and gain shall be specially allocated to

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each such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible, provided that an allocation pursuant to this Section 8(c)(iii) shall be made if and only to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Section 8 have been tentatively made as if this Section 8(c)(iii) were not in the Agreement.

(iv)   Gross Income Allocation. In the event any Member has a deficit Capital Account at the end of any fiscal year that is in excess of the sum of: (i) the amount such Member is obligated to restore pursuant to any provision of this Agreement; and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Regulations, each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 8(c)(iv) shall be made if and only to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Section 8 have been tentatively made as if Section 8(c)(iii) hereof and this Section 8(c)(iv) were not in the Agreement.

(v)   Nonrecourse Deductions. Nonrecourse Deductions for any fiscal year shall be allocated in accordance with each Member's respective Percentage Interest.

(vi)   Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any fiscal year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i)(1).

(vii)   Code Section 754 Adjustment. To the extent an adjustment to the adjusted tax basis of any Company asset, pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Section 1.704-l(b)(2)(iv)(m)(2) or 1.704-l(b)(2)(iv)(m)(4) of the Regulations, to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of such Member's Interest, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event Section 1.704-l(b)(2)(iv)(m)(2) of the Regulations applies, or to the Member to whom such distribution was made in the event Section 1.704-l(b)(2)(iv)(m)(4) of the Regulations applies.

(d)   Curative Allocations. The "Regulatory Allocations" consist of the allocations pursuant to Section 8(b) and Sections 8(c)(i) through (vi) hereof. Notwithstanding any other provision of this Agreement, the Regulatory Allocations shall be taken into account in allocating items of income, gain, loss and deduction among the Members so that, to the extent possible, the net amount of such allocations of other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to each Member if the Regulatory Allocations had not occurred. In making such curative allocations, the Board of Managers may take into account future Regulatory Allocations which, although not yet made,

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are likely to be made in the future and shall make them only to the extent it considers them appropriate in order to carry out the intended economic arrangement among the Members.

(e)   Tax Allocations.

(i)   For each fiscal year, items of income, gain, loss, deduction or credit for federal, state and local income tax purposes shall be allocated among the Members in any manner, as reasonably determined by the Board of Managers, that reflects equitably amounts credited or debited to each Member's Capital Account for the current and prior fiscal years. In making such determination, the Board of Managers shall be guided by the rules and principles of Sections 704(b) and 704(c) of the Code and the Treasury Regulations promulgated thereunder.

(ii)   In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value (computed in accordance with the definition of Gross Asset Value) using any method selected by the Board of Managers that is allowed under the Code. In the event the Gross Asset Value of any Company asset is adjusted pursuant to subparagraph (B) of the definition of Gross Asset Value, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Regulations thereunder.

(f)   Allocations in the Event of Transfer. If all or any Units are Transferred, then Profits, Losses, each item thereof and all other items attributable to such Units for such period shall be divided and allocated between the transferor and transferee on the basis of the computation method which in the sole and absolute discretion of the Board of Managers is in the best interests of the Company, provided such method is in conformity with the methods prescribed by Section 706 of the Code and Treasury Regulation Section 1.706-1(c)(2)(ii).

9.   Tax Treatment of Class B Units.

(a)   Class B Units as Profits Interests. Absent a contrary determination by the Board of Managers following the date hereof based on a change in law governing the taxation of "profits interests," (i) the Company and each Member shall treat each Class B Unit as a "profits interest" within the meaning of Rev. Proc. 93-27, 1993-2 C.B. 343, as clarified by Rev. Proc. 2001-43, 2001-2 C.B. 191; (ii) the Company and each Member shall treat each holder of a Class B Unit as the owner of such interests from the date such interests are granted until such interests are forfeited or otherwise disposed of; and (iii) each holder of a Class B Unit agrees to take into account such distributive share of the Company's Profits, Losses, and items thereof in computing such holder's U.S. federal income tax liability for the entire period during which such holder holds such Class B Unit. The Board of Managers is hereby authorized and empowered, without further vote or action of the Members, to amend this Agreement as it deems necessary or appropriate to comply with the requirements of, or address changes to, any law applicable to the taxation of "profits interests."

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(b)   Section 83(b) Election. Each person who is issued a Class B Unit that is substantially nonvested, within the meaning of Section 1.83-3(b) of the Treasury Regulations, at the time of issuance should file a valid and timely election pursuant to Section 83(b) of the Code with respect to such Class B Unit and provide a copy of the election to the Company.

(c)   Safe Harbor Election. The Members acknowledge that IRS Notice 2005-43 announces a future election (the "Safe Harbor Election"), to become operative when certain future guidance is issued by the IRS, which will consist of the filing of an election that the Company intends to treat the issuance of a profits interest in exchange for services as the issuance of an interest which has no capital account or current liquidation value and thus to take no deduction for it, and agree that the Company shall be authorized to make such Safe Harbor Election as set forth in Notice 2005-43 in accordance with such future guidance, if any, as may be applicable at the time of an issuance of a profits interest by the Company. Each Member agrees to comply with all requirements of the Safe Harbor Election, including, without limitation, filing its income tax returns consistently with the intended treatment under such Safe Harbor Election. A Member's obligations to comply with the requirements of this Section 9(c) shall survive such Member's ceasing to be a Member of the Company and/or termination, dissolution, liquidation and winding up of the Company.

10.   Distributions.

(a)   Tax Distributions.

(i)   Subject to Section 10(a)(ii), to the extent the Company has sufficient Operating Cash (as defined herein) as determined by the Board of Managers, the Board of Managers shall cause the Company to distribute cash (the "Tax Distribution") to each Member on April 1st, June 1st, September 1st and January 1st of each fiscal year (the "Tax Distribution Date") for an amount equal to the excess of (A) the federal, state and local income tax liability of a Member arising from allocations made pursuant to Section 8 of this Agreement from the Effective Date to the day before the Tax Distribution Date, assuming that any losses allocated by the Company to such Member for prior periods will be available to offset current income, over (B) all distributions previously made to such Member under this Agreement, from the Effective Date to the Tax Distribution Date. The amounts distributable under this Section 10(a)(i) shall be determined using an assumed tax rate equal to the highest combined marginal federal, state and local tax rates then applicable to an individual resident of San Francisco, California, on income or gain of the category represented by such allocation (assuming the Member has no income or loss from sources other than the Company, and taking into account the federal deductibility of state and local taxes). Quarterly Tax Distributions shall be made on the basis of estimates reasonably made by the Board of Managers and shall be trued up on the subsequent Tax Distribution Date in respect of any taxable year or period based on the latest available information at the dates thereof. The amounts distributed to a Member under this Section 10(a)(i) shall be treated as advances of any distributions to which such Member would otherwise be entitled under this Agreement and the amounts otherwise distributable to a Member pursuant to any other provision of this Agreement shall be reduced by the amount distributed pursuant to this Section 10(a)(i). All amounts withheld by the Company and not repaid by the Members

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pursuant to Section 27 shall be treated as tax distributions made pursuant to this Section 10(a).

(ii) Notwithstanding the foregoing, the aggregate amount of Tax Distributions that otherwise would be made pursuant to this Section 10(a)(i) may be reduced (on a proportional basis) or not made with respect to any fiscal year to the extent prohibited by the Act or applicable financing documents, that sufficient cash flow is not available or the Board of Managers reasonably determines that such cash is needed to fund Company operations.

(b) Distributions of Operating Cash. Subject to Section 10(a), Operating Cash, if any, shall be distributed to the Members, at such times as the Board of Managers may determine, in the following manner: one hundred percent (100%) to Members with an Unreturned Capital Contribution on a pro-rata basis in proportion to their Percentage Interests until such time as all Unreturned Capital Contributions are repaid in full, and thereafter to all Members on a pro-rata basis in proportion to their Percentage Interests. The Company shall be operated to maximize the returns to Members in the following manner: (i) the Company's sole purpose shall be for web and app based marketplace for consumer goods and such purpose may only be amended by a vote of more than two thirds of the Members, (ii) all expenditures shall be made using reasonable business judgment and in good faith to maximize the return to Members (balancing present and future returns as the Board reasonably determines); and (iii) all salaries, bonuses, fees, benefits and expenses shall be reasonably determined by the Board (it being recognized that Members who are employees of or are otherwise service providers to the Company shall not use salaries, bonuses, benefits, fees or expenses as a method of maximizing income from the Company to the detriment of distributions to other Members).

(c) Distributions upon a Capital Transaction. Subject to Section 10(a), upon the occurrence of a Capital Transaction the assets of the Company shall be distributed to the Members, at such times as the Board of Managers may determine, as follows:

(i) First, to the Class A Members, in proportion to their respective Unreturned Capital Contributions, until the Unreturned Capital Contributions balance of each Class A-1 Member has been reduced to zero; and

(ii) Thereafter, to all Members, pro-rata in proportion to their Percentage Interests; *provided, however*, no distribution shall be made to the holder of a Class B Unit until the aggregate distributions made pursuant to this Section 10(c) to the Members holding Units outstanding on the date such Class B Unit was issued are equal to the Threshold Amount for such Class B Unit. For the avoidance of doubt, if, as a result of a single distribution upon a Capital Transaction, the aggregate distributions would exceed the Threshold Amount with respect to one or more Class B Units, then the single distribution shall be split into two or more distributions in a manner such that each Class B Unit will be considered outstanding with respect to the distribution or distributions made after its distribution Threshold Amount is met.

(d) Certain Definitions. For purposes of this Agreement:

(i) "Capital Transaction" means (A) a sale or other disposition by the Company of all or substantially all of its assets, (B) any consolidation or merger of the Company

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with or into any other limited liability company, corporation or other entity or person, or any other corporate reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, hold less than a majority of the outstanding voting power or economic benefit of the surviving or successor entity immediately after such consolidation, merger or reorganization, or (C) any transaction (or series of related transactions involving a person or entity, or group of affiliated persons or entities) in which in excess of fifty percent (50%) of the Company's voting power or economic benefit is transferred.

(ii)   "Operating Cash" means for any period means the total cash gross receipts of the Company derived from all sources (including from any reserves previously required by the Board of Managers) during such period, less: (A) the operating expenses of the Company during such period, including, but not limited to, salary payments, insurance premiums and debt service, (B) any amounts set aside by the Board of Managers for the restoration or creation of prudent reserves as reasonably determined by the Board of Managers and (C) amounts received by the Company as loan proceeds, Capital Contributions, additional Capital Contributions or the proceeds of a Capital Transaction.

(iii)   "Unreturned Capital Contributions" means, with respect to any Class A Member and any date, such Member's Capital Contributions, reduced by the aggregate amounts distributed to such Member pursuant to Section 10(b) and Section 10(c) (as if such distribution were the result of a Capital Transaction), as applicable to such Member.

(e)   Tax Characterization of Distributions.   To the extent permitted by applicable law, any distributions made to any Member during a fiscal Year pursuant to this Section 10 shall be considered drawings of money against such Member's distributive share of income for purposes of Treasury Regulations Section 1.731-1(a)(1)(ii).

11.   Management.

(a)   Management of the Company.   All powers to control and manage the business and affairs of the Company shall be exclusively vested in a board of managers (the "Board of Managers") who may but need not be Members.   The Board of Managers shall at all times conduct its affairs and the affairs of the Company in such a manner that neither the Company nor any Manager or Member will have any personal liability under any indebtedness or liabilities of the Company.   The Board of Managers may exercise all powers of the Company and in so doing shall have the right and authority to take all actions which the Board of Managers deems necessary, useful or appropriate for the management and conduct of the business of the Company.

(b)   Appointment of Managers.   The Board of Managers shall consist of one or more persons (each a "Manager") appointed or removed by the holders of the Class A Units as follows: The Class A-2 Members shall be permitted to appoint two (2) Managers to the Board of Managers or one Manager that holds two (2) votes.   The Class A-1 Member shall by majority vote be permitted to appoint one (1) Manager to the Board of Managers.   Additional Managers shall be appointed by a majority in interest of the Class A Units voting together as a single class.

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The Board of Managers shall initially consist of Elias Chavando holding two (2) votes on behalf of the Class A-2 Members.

(c)   Voting. All actions taken by the Board of Managers under this Agreement shall require the affirmative vote or written consent of a majority of the Board of Managers.

(d)   Term. Each Manager shall serve as a Manager until his or her death, resignation, retirement, disqualification or removal in accordance with this Agreement. In such event or in the event that a Manager is removed as set forth in Section 11(e) below, only the Members entitled to appoint such Manager may select another Manager to fill the vacancy created by such resignation.

(e)   Removal. A Manager may be removed with or without cause by the affirmative vote of a majority in interest of the Members entitled to appoint such Manager.

(f)   Meetings of the Managers. Meetings of the Managers may be called for any purpose or purposes at any time by a Manager; provided that each Manager shall be permitted to participate in such meetings by telephone or other electronic means so long as all Managers are able to hear each other Manager. Notice of the time of meetings shall be delivered personally or by telephone to the other Managers no less than two (2) business days before the date fixed for a meeting.

(g)   Written Actions. On any matter that is to be voted on, consented to or approved by the Managers, the Managers may take such action without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, shall be signed by that number Managers required to approve such action. Such consent shall have the same force and effect as a vote of the signing Managers at a meeting of the Managers.

(h)   Officers.

(i)   The Company may have officers who are appointed by the Board of Managers. The officers of the Company may consist of a President, one or more Vice Presidents, a Secretary, a Treasurer and any other officers or assistant officers as the Board of Managers shall appoint.

(ii)   If appointed by the Board of Managers, the powers and duties of the following officers shall be as follows:

A.   The President. The President shall have, subject to the supervision, direction and control of the Board of Managers, the general powers and duties of supervision, direction and management of the affairs and business of the Company usually vested in the president of a corporation, including, without limitation, all powers necessary to direct and control the organizational and reporting relationships within the Company.

B.   The Secretary. The Secretary shall record all votes, consents and minutes of all proceedings of the Members in a book kept for such purpose. He or

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she shall have all such further powers and duties as generally are incident to the position of a secretary of a corporation or as may from time to time be assigned to him or her by the Board of Managers or the President.

              C.   <u>The Treasurer</u>. The Treasurer shall have custody of the Company's funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Company and shall deposit or cause to be deposited moneys or other valuable effects in the name and to the credit of the Company in such depositories as may be designated by the Board of Managers. The Treasurer shall also maintain adequate records of all assets, liabilities, and transactions of the Company and shall see that adequate audits thereof are currently and regularly made. The Treasurer shall have such other powers and perform such other duties that generally are incident to the position of a treasurer of a corporation or as may from time to time be assigned to him or her by the Board of Managers or the President.

        (i)   <u>Action and Power of the Members</u>. The Members shall not have any right or power to take part in the management or control of the Company or its business and affairs or to act for or bind the Company in any way. Notwithstanding the foregoing, the Members have all the rights and powers specifically set forth in this Agreement and, to the extent not inconsistent with this Agreement, in the Act.

        (j)   <u>Voting by Members; Unanimous Approval of the Board of Managers.</u> The Members have no voting rights except with respect to those matters specifically set forth in this Agreement and, to the extent not inconsistent herewith, as required in the Act.

<u>The following actions shall require a majority vote of the Board of Managers:</u>

        (i) increase or decrease the number of authorized members of the Board of Managers;

        (ii) approve salaries in excess of two hundred thousand dollars ($200,000);

        (iii) incur debt(s) in excess of one hundred thousand dollars ($100,000) in any one instance and two hundred thousand dollars ($200,000) in the aggregate in any year;

        (iv) distribute Operating Cash (except to address any Tax Distributions as set forth in Section 10(a) above);

        (v) to authorize or issue, or obligate the Company to issue, any equity security (including any security convertible into or exercisable or exchangeable for any equity security), excluding: (A) the sale of New Securities (which is subject to Section 16) or (B) grants to any employee or service providers in an amount equal to or less than a one percent (1%) equity interest in the Company in the aggregate on a fully diluted basis;

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(vi) create any subsidiary other than a wholly owned subsidiary of the Company;

(vii) change the Company's accounting methods;

(viii) enter into any agreement with respect to any Capital Transaction that would result in a distribution of less than the amount of the total Unreturned Capital Contributions at the time of the closing of such transaction (excluding, however, any Tax Distributions pursuant to Section 10(a) above);

(ix) voluntarily dissolve or liquidate or file a petition for bankruptcy, insolvency, receivership or similar relief;

(x) initiate any litigation, arbitration or similar action with respect to the Company;

(xi) make any loans or advances (other than routine travel advances), or guarantee any obligation or liability of any third party, excluding individual advances to a supplier, research and development related service provider or contract manufacturer of $50,000 or less in each instance;

(xii) acquire or enter into any agreement to acquire (irrespective of the form of transaction) any capital stock or other equity interests of any third party, or any substantial portion of the assets of any person (excluding any acquisitions made primarily for the purchase of capital equipment which are covered by Section 11(j)(xiii) below) or otherwise enter into an agreement for a change of control of the Company (excluding Capital Transactions which are covered by Section 11(j)(viii) above);

(xiii)   make any capital expenditures exceeding one hundred fifty thousand dollars ($150,000) in any individual purchase and three hundred thousand dollars ($300,000) in the aggregate in any twelve (12) month period;

(xiv) engage in any new line of business such that the principal business of the Company is other than the business of of development, business of development, marketing and sale of classified marketplaces and/or online or mobile rental marketplaces;

(xv) amend this Agreement, the Company's certificate of formation or otherwise alter or change the rights, preferences or privileges of any class of Units;

(xvi) adopt, amend or modify any equity-based incentive plan (provided that incentive plan provisions of 4 year pro rata vesting for employees (with no less than a six month cliff), and advisory board grants with two year vesting quarterly pro rata shall be deemed approved, subject to Section 11(j)(v);

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(xvii) redeem, retire, purchase or otherwise acquire, directly or indirectly, any Units;

(xviii) recapitalize, reorganize or otherwise change the capital structure of the Company;

(xix) enter into or permit to exist any transaction or series of transactions (including the purchase, sale, lease or exchange of any property or the rendering of any service) of any kind whatsoever with, or for the benefit of directly or indirectly, any Manager, Member, Officer or any affiliate thereof;

(xx) change the jurisdiction or form of organization of the Company; or

(xxi) enter into any agreement or otherwise obligate the Company or any subsidiary to do any of the foregoing.

The following actions shall also require approval by a 50%+1 majority of the Class A Units:

(xxii) authorize or issue, or obligate the Company to issue, any equity security (including any security convertible into or exercisable or exchangeable for any equity security) excluding grants to any employee or service provider in an amount equal to or less than a one percent (1%) equity interest in the Company in the aggregate on a fully diluted basis which shall require a majority vote of the Board of Managers only;

(xxiii) enter into any agreement with respect to any Capital Transaction;

(xxiv) voluntarily dissolve or liquidate or file a petition for bankruptcy, insolvency, receivership or similar relief;

(xxv) engage in any new line of business such that the principal business of the Company is other than the business of development, business of development, marketing and sale of classified marketplaces and/or online or mobile rental marketplaces;

(xxvi) amend this Agreement, the Company's certificate of formation or otherwise alter or change the rights, preferences or privileges of any class of Units;

(xxvii) recapitalize, reorganize or otherwise change the capital structure of the Company; or

(xxviii) enter into any agreement or otherwise obligate the Company or any subsidiary to do any of the foregoing.

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(k)   Other Business Interests. Subject to Section 16 and the last sentence of this Section 11(k), the Managers and Members may engage in or possess an interest in other business ventures of any nature or description, independently or with others, and the Company and the Members shall have no rights by virtue of this Agreement in and to such independent ventures or the income or profits derived therefrom, and the pursuit of any such venture shall not be deemed wrongful or improper. Notwithstanding the foregoing, without the written consent of the Board of Managers, the Members who are performing services for the Company shall not, directly or indirectly, engage in any venture that will compete with the business of the Company.

12.   Transfer of Units.

(a)   Transferability of a Member's Units.

(i)   Restrictions on Transfer. No Transfer by a Member of any or all of a Member's Units shall be effective unless such Transfer (A) is exempt from the registration requirements of the Securities Act of 1933, as amended, and all state securities laws; (B) does not result in an acceleration or default under any loan to the Company or other contractual obligation; (C) does not have any adverse tax result for the Company; (D) does not cause the Company to be subject to any additional regulatory requirements (including without limitation, registration requirements under the Investment Company Act of 1940, as amended); (E) does not result (whether in and of itself or in combination with other facts or circumstances) in the Company becoming a "publicly traded partnership" as such term is defined in Section 7704(b) of the Code; (F) does not effect a termination of the Company under Section 708 of the Code (but only if such termination would result in material adverse consequences to the Company or any Member under federal, state, local or foreign law) and (G) except as permitted by Section 12(b)(iii) below, is approved by a majority of the Board of Managers with such approval not to be unreasonably withheld (but which may be deemed reasonably withheld if such proposed sale is to a potential competitor to the business of the Company as reasonably determined by the Board of Managers). For purposes of this Agreement, the term "Transfer" or "Transferred" means any sale, bequest, assignment, pledge, encumbrance, gift, or attempt to deliver a security interest in, but shall not include (Y) a voluntary pledge or assignment pursuant to a written agreement by a Member of only the rights to recover proceeds distributed by the Company with respect to any Units or (Z) a collateral assignment of one Member's Units to another Member.

(ii)   Admission of Transferee of Units. Each transferee of any Units shall expressly agree in a written instrument satisfactory to the Board of Managers to be bound by all of the terms of this Agreement and shall be admitted as a Member upon the consummation of a Transfer in compliance with the terms of this Agreement. All reasonable, out-of-pocket expenses associated with effecting the Transfer shall be paid by the transferee Member.

(b)   Member's Limited Right to Transfer Units.

(i)   Offer to Purchase Units. Except as set forth in Section 12(b)(iii) hereof, or as otherwise provided in the Issuance Agreement for such Units, if any Member shall at any time desire to Transfer all or any of his, her or its Units, such Member (the "Selling Member") shall first transmit to the Company and each Class A Member other than the Selling

Member an offer (the "Offer") to sell such Units.

(ii)   Option of Company and Offeree Class A Members.

A.   For a period of thirty (30) days after the date the Offer is received by the Company, the Company shall have the option, exercisable by written notice to the Selling Member, to purchase the Units subject to the Offer (or any portion thereof) at the book value of such Units or portion thereof as determined by the Company's accountant in accordance with generally accepted accounting principles (the value so determined, the "Book Value").

B.   If the Company does not exercise in full its option set forth in the preceding Section 12(b)(ii)(A), the Selling Member shall be deemed to have offered in writing to sell the Units subject to the Offer (or any remaining portion thereof) to the Class A Members other than the Selling Member ("Offeree Members") at Book Value. For a period of fifteen (15) days after such deemed offer by the Selling Member to the Offeree Members, the Offeree Members shall have the option, exercisable by written notice to the Selling Member, to accept the Selling Member's offer as to such Units. Each Offeree Member shall have the right to acquire the Units of the Selling Member, pro rata in accordance with such Offeree Member's Percentage Interest or in such other proportions as the Offeree Members may agree. In the event an Offeree Member rejects such offer, the remaining Offeree Members shall have the right, for a period of five (5) additional days, to acquire such Units.

C.   Acceptance of Offer. If, at the end of the option periods described in Section 12(b)(ii)(B), the option has not been exercised either by the Company or Offeree Members to purchase all of the Selling Member's Units subject to the Offer, the Selling Member shall be free for a period of ninety (90) days thereafter to Transfer the Units subject to the Offer (or any remaining portion thereof) in compliance with the terms of this Agreement and on terms no more favorable than those specified in the Offer. If such Units are not so Transferred within such ninety (90) day period, the Selling Member shall not be permitted to sell such Units without again complying with this Section 12(b).

D.   Settlement. Settlement for the purchase of Units by the Company, or a Class A Member pursuant to the options granted in this Section 12(b) shall be made within 30 days following the date of exercise of the option.

(iii)   Permitted Transfers. Notwithstanding anything to the contrary contained in this Agreement, but subject to Section 12(a), any Member that is an individual may, at any time or times during his or her lifetime, or at death, gift, bequeath or otherwise Transfer for no consideration (whether or not by operation of law) all or part of his or her Units to his or her estate, his or her issue, a trust for the benefit of his or her issue, or a trust for the income benefit only of his or her spouse in which his issue are the remaindermen, but any Units transferred in accordance with this Section 12(b)(iii) shall remain subject to the terms of this Agreement. As a condition to any such Transfer, each transferee of any Units shall expressly agree, in a written instrument satisfactory to the Board of Managers, (A) to be bound by all of the terms of this Agreement and (B) to assume and agree to perform all of the transferor Member's

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agreements and obligations existing or arising at the time of and subsequent to such Transfer with respect to the Units so transferred. All reasonable, out-of-pocket expenses incurred by the Company in connection with such Transfer shall be paid by the transferor or transferee.

(iv)   Involuntary Transfers. In the event that the Units owned by any Class A or Class B Member shall be subject to sale or other Transfer by reason of (A) bankruptcy or insolvency proceedings, whether voluntary or involuntary, (B) distribution of marital property following divorce, or (C) distraint, levy, execution or other involuntary Transfer, the Member owning the affected Units shall give the Company and the other Members written notice thereof promptly upon the occurrence of such event, stating the terms of such proposed Transfer, the identity of the proposed transferee, and the price, value or consideration, if readily determinable, on the basis of which the Units are proposed to be transferred. The Company, the Class A Members (other than any Class A Member or Class B Member subject to an involuntary Transfer as contemplated by this Section 12(b)(iv)) shall have the same rights to purchase such Units with respect to any Units subject to purchase under Section 12(b)(ii), except that the price to be paid for the Units shall be the lesser of the price, value or consideration assigned the Units in the involuntary Transfer or the Book Value of the Units, determined in accordance with Section 12(b)(ii)(A).

13.   Drag-Along Rights.

(a)   In the event that the Board of Managers and the holders of a majority of the Class A Units approve a Capital Transaction, then each Member hereby agrees with respect to all Units which he, she or it owns or over which he, she or it otherwise exercises voting or dispositive authority to (A) vote in favor of such Capital Transaction and in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company or the Members to consummate such Capital Transaction, (B) refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Capital Transaction, (C) execute and deliver all related documentation and take such other action in support of such Capital Transaction as shall reasonably be required by the Company, and (D) if the Capital Transaction is structured as a sale of Units of the Company, sell such Member's Units on the terms and conditions approved by the Board of Managers.

(b)   A Member shall not be required to comply with Section 13(a) unless, in connection with the Capital Transaction, (i) such Member will receive, or will have the option to receive, the same form(s) of consideration for its Units as is received by other Members, (ii) such Member will receive the same amount of consideration per Unit as other Members holding such class of Units, and (iii) the aggregate consideration receivable by all Members is distributed to the Members in accordance with the priorities set forth in Section 10(c).

14.   Representations and Warranties. Each Member represents and warrants that neither his, her or its execution, delivery or performance of this Agreement will violate, conflict with or result in a breach of the terms or conditions or provisions of, or constitute a default (or an event which might, with the passage of time or the giving of notice or both, constitute a default) under or result in or give rise to a right of termination, modification, acceleration or cancellation

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of any obligation under any contract, or any other agreement or obligation to which he, she or it is a party.

15.   Inventions and Patents.

(a)   Definitions. As used in this Section 15, the following terms shall have the meanings set forth below:

(i)   "Work Product" means any documentation, data compilations, reports, and any other media, materials, or other product, whether in tangible or intangible form, and all Inventions and/or Intellectual Property Rights therein, produced as a result of any Member's work for the Company or delivered by any Member in the course of performing that work for the Company.

(ii)   "Intellectual Property Rights" means all rights evidenced by or embodied in any Invention (whether patentable or unpatentable, and whether or not reduced to practice) and all improvements thereto, including trademark, copyright, trade names, brand names, Confidential Information, licenses, approvals, government authorizations and trade secret laws and any other intellectual property rights of any kind and nature however designated and however recognized in any country or jurisdiction worldwide, including without limitation, all applications and registrations relating to such rights, whether now existing or later created or devised, and expressly including any Moral Rights and similar rights.

(iii)   "Invention" means any idea, design, concept, technique, invention, discovery, work of authorship, mask work, know-how, website (including, without limitation, www.Rental Marketplace.com), software code, internet URL, information, or improvement, regardless of patentability, that relates to the property or business of the Company and is conceived, reduced to practice, developed or otherwise produced as a result of any Member's work for the Company or delivered by any Member in the course of performing that work for the Company, whether made solely or jointly by any Member and/or the Company.

(iv)   "Moral Rights" means all rights of paternity, integrity, disclosure and withdrawal and any other rights that may be known as or referred to as "moral rights," "artist's rights, "droit moral," or the like.

(v)   Confidential Information. The information, observations and data (including trade secrets) concerning the business or affairs of the Company, including, but not limited to, any business plans, pricing information, sales figures, profit or loss figures, information relating to products, employees, customers, clients, suppliers, sources of supply and customer lists.

(b)   Ownership. All Work Product shall be owned by the Company. The Company shall own all local and international copyrights and Intellectual Property Rights in the Work Product (and any part thereof). Each Member will promptly disclose all Inventions to the Company. Each Member shall not represent that he, she or it possesses any proprietary interest in the Work Product and shall not, directly or indirectly, take any action to contest the

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Company's Intellectual Property Rights, or infringe them in any way. If by operation of law any part of the Work Product, including all related Intellectual Property Rights, are not owned in their entirety by the Company automatically upon their creation, then each Member hereby irrevocably grants and assigns to the Company all right, title and interest he, she or it may have in and to all Work Product and Intellectual Property Rights produced hereunder. Each Member further agrees to perform any acts and execute documents, assignments, declarations or acknowledgements, as may be requested by the Company, and which the Company deems necessary or desirable to secure and perfect the Company's exclusive rights, title and interest to and in the Work Product and related Intellectual Property Rights throughout the world. Each Member hereby designates and appoints the Company and its agents as attorneys-in-fact to act for and on each Member's behalf to execute, file and document and to do all other lawfully permitted acts to further the foregoing with the same force and effect as if executed by such Member. If any Member uses (except pursuant to this <u>Section 16</u>) or discloses his, her or its own or any third party's confidential information or intellectual property when acting as a Member of the Company or otherwise on behalf of the Company, the Company will have and each Member hereby grants to the Company a perpetual, irrevocable, worldwide royalty-free, non-exclusive, sublicensable right and license to exploit and exercise all such confidential information and intellectual property rights. To the extent allowed by law, the above includes all "Moral Rights." To the extent any Member retains any such Moral Rights under applicable law, such Member hereby ratifies and consents to any action that may be taken with respect to such Moral Rights by or authorized by the Company and agrees not to assert any Moral Rights with respect thereto. The Members will confirm any such ratifications, consents and agreements from time to time as requested by the Company.

16. <u>Exculpation</u>. No Member or Manager shall be liable, in damages otherwise, to the Company or to any Member for any expense, liability or loss that arises out of any act performed or omitted to be performed by such Manager or Member pursuant to the authority granted by this Agreement if (a) either (i) such person, at the time of such action or inaction, believed, in good faith, that such person's conduct was in, or not opposed to, the best interests of the Company, or (ii) in the case of inaction, such person did not intend the action to be harmful or opposed to the best interests of the Company, and (b) the conduct of such person did not constitute fraud, gross negligence, or willful misconduct by such person. A person who so performs his or her duties shall not have any liability by reason of being a Member or Manager. Except to the extent required by the Act, a Manager shall not be liable under a judgment, decree or order of court, or in any other manner, for a debt, obligation or liability of the Company.

17. <u>Limited Liability</u>. No Member shall have any liability for the obligations of the Company except to the extent required by the Act. No Member is required to restore a deficit in his, her or its Capital Account.

18. <u>Indemnification</u>.

(a) <u>General Provisions</u>. Except as otherwise set forth herein, the Members, Managers and officers of the Company (herein referred to as an "<u>Indemnitee</u>"), shall be indemnified, held harmless and defended by the Company (out of Company assets, including the

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proceeds of liability insurance) against any claim, demand, controversy, dispute, cost, loss, damage, expense (including reasonable attorneys' fees), judgment and/or liability incurred by or imposed upon the Indemnitee in connection with any action, suit or proceeding (including any proceeding before any administrative or legislative body or agency) to which the Indemnitee may be a party or otherwise involved, or with which the Indemnitee may be threatened, by reason of any action or omission of the Indemnitee (or the Indemnitee's employee) in connection with the conduct of Company affairs. Such indemnification extends to the Indemnitee in his, her or its capacity, at the time the cause of action arose or thereafter, as a Member, Manager or officer of the Company or in such or any other capacity for any other organization as to which the Indemnitee serves in such capacity at the request of the Company (whether or not the Indemnitee or his, her or its employee continues to serve in such capacity at the time such action, suit or proceeding is brought or threatened). The indemnification set forth herein shall not extend with respect to actions or omissions of the Indemnitee which shall have been finally adjudicated (by settlement or otherwise) in any such action, suit or proceeding to have constituted fraud, willful misconduct or gross negligence. In the event of settlement of any action, suit or proceeding brought or threatened, such indemnification shall apply to all matters covered by the settlement. The foregoing right of indemnification shall be in addition to any rights to which any Indemnitee may otherwise be entitled and shall inure to the benefit of the executors, administrators, personal representatives, successors or assigns of each such Indemnitee.

(b)   Advance Payment of Expenses. The Company shall pay the expenses incurred by an Indemnitee in defending a civil or criminal action, suit or proceeding, or in opposing any claim arising in connection with any potential or threatened civil or criminal action, suit or proceeding, in advance of the final disposition of such action, suit or proceeding, upon receipt of an undertaking by such Indemnitee to repay such payment if he, she or it shall be determined to be not entitled to indemnification therefor as provided herein; *provided, however,* that in such instance the Indemnitee is not commencing an action, suit or proceeding against the Company, or defending an action, suit or proceeding commenced against him, her or it by the Company or any Manager or Member thereof or opposing a claim by the Company or any Manager or Member thereof arising in connection with any such potential or threatened action, suit or proceeding.

(c)   Exculpation. No Indemnitee shall be liable, in damages otherwise, to the Company or to any Member for any expense, liability or loss that arises out of any act performed or omitted to be performed by such Indemnitee pursuant to the authority granted by this Agreement if (i) either (A) Indemnitee, at the time of such action or inaction, believed, in good faith, that Indemnitee's conduct was in, or not opposed to, the best interests of the Company, or (ii) the conduct of Indemnitee did not constitute fraud, gross negligence, or willful misconduct by such person. In performing his or her duties, each Manager shall be entitled to rely in good faith on information, opinions, reports or statements provided by (x) any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company; or (y) any other agent, contractor, consultant or third party who has been selected with reasonable care by or on behalf of the Company, in each case as to matters that such relying Manager reasonably believes to be within such other Person's competence. No Manager shall be

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personally liable under any judgment of a court, or in any other manner, for any debt, obligation or liability of the LLC, whether that liability or obligation arises in contract, tort or otherwise, solely by reason of being a Manager of the LLC.

19.   Withdrawal. No Member may withdraw from the Company at any time without the prior written consent of the remaining Members unless such withdrawal is accompanied by an acknowledgement that they are fully abandoning their interests in the Company.

20.   Confidentiality. Members (in their capacities as such and, for those Members who are also Managers, officers or employees of the Company, in their capacities as such) will have access to proprietary and Confidential Information ("Proprietary Information") of the Company; provided that Proprietary Information shall not include information which (i) was or becomes generally available to the public other than as a result of disclosure to the public or any third party in violation of this Section 20, or (b) was rightfully in a Member's or Manager's possession prior to his or its receipt from the Company. Each Member agrees, and shall cause its managers, officers, employees and affiliates to agree, to not use, publish, disseminate, misappropriate or otherwise disclose any Proprietary Information, either while such Member is a Member of the Company, or thereafter, except as may be required by applicable law. Each Member will take, and shall cause its managers, officers, employees and affiliates to take, all reasonable precautions to protect the confidential nature of Proprietary Information and all other documents or materials entrusted to such Member (or that such Member may generate during his or her employment (if any) by the Company) containing Proprietary Information. All files, records, documents, statistical data, lists and similar items relating to the Company's business are the property of the Company, and each Member agrees, and shall cause its managers, officers and affiliates to agree, to return all of such property to the Company upon the earlier of termination of such party's employment (if any) with the Company or the time such party ceases to be a Member, Manager, officer or employee of the Company.

21.   Amendment. This Agreement may only be amended by a writing signed (in counterpart or otherwise) by the Members holding a majority of the then outstanding A-2 Units; provided however, that this Agreement may be amended by a writing signed by only the Board of Managers to reflect changes in the ownership of the Units or the issuance of additional Units and the admission of additional members made in compliance with this Agreement. Notwithstanding anything to the contrary herein, no amendment that would materially and adversely affect the rights of a Member disproportionately to the rights of the Members generally shall be made without the consent of such Member.

22.   Books and Records. The books and records of the Company shall be kept, and the financial position and the results of its operations recorded, in accordance with U.S. generally accepted accounting principles. The books and records of the Company shall reflect all Company transactions and shall be appropriate and adequate for the Company's business. Without limiting the generality of the foregoing, the Company shall maintain at its principal office all of the following:

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(a)   A complete, correct and current list of the Members, setting forth each Member's full name and last known business address, Capital Contributions, Capital Account balance and Percentage Interest;

(b)   Complete and correct copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six (6) most recent taxable years;

(c)   Complete and correct copies of the Certificate of Formation and this Agreement and any amendments thereto or hereto;

(d)   Complete and correct copies of the financial statements of the Company for the six most recent fiscal years; and

(e)   Complete and correct copies of the Company's books and records as they relate to the internal affairs of the Company for at least the six (6) most recent fiscal years.

23.   Delivery to Members and Inspection.

(a)   Upon the request of any Member for purposes reasonably related to its interest in the Company, the Board of Managers shall promptly deliver to the requesting Member, at the expense of the Company, a copy of the information required to be maintained by Sections 22(a) through (e), except that no Member is entitled hereunder to request a copy of, or access to, any records or documents showing the number of Units or Percentage Interest of another Member.

(b)   Each Member has the right, upon not less than three (3) business days' prior written notice to request for purposes reasonably related to its interest in the Company, to:

(i)   inspect and copy during normal business hours any of the Company records described in Section 22, but subject to the limitations in Section 23(a); and

(ii)   obtain from the Board of Managers, promptly after their becoming available, a copy of the Company's federal, state, and local income tax or information returns for each fiscal year, but subject to the limitations in Section 23(a).

(c)   Any request, inspection or copying by a Member under this Section 23 may be made by such Member or such Member's agent or attorney.

24.   Periodic Reports, Audit, Tax Information, Etc.

(a)   The Board of Managers, at Company expense, shall cause the tax returns for the Company to be prepared and timely filed with the appropriate authorities. The Board of Managers, at the Company's expense, shall also cause to be prepared and timely filed, with appropriate federal and state regulatory and administrative bodies, amendments to, or restatements of, the Certificate of Formation and all reports required to be filed by the Company with those entities under the Act or other then current applicable laws, rules, and regulations.

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(b)   The Board of Managers shall provide a written financial report to each Member within ninety (90) days after the end of each fiscal year, or as soon as practicable thereafter (the first such annual report to be provided with respect to the 2014 fiscal year) indicating: (i) the assets and liabilities of the Company as of the end of such fiscal year; (ii) the profit and losses of the Company for such fiscal year; and (iii) such Member's closing Capital Account balance as of the end of such fiscal year.

(c)   The Board of Managers shall provide each Member (and each other person or entity that was a Member during such fiscal year or its legal representatives), as soon as practicable after the end of each fiscal year, a U.S. Internal Revenue Service Schedule K-1, "Partner's Share of Income, Credits, Deductions, Etc.," or any successor schedule or form, for such Member.

(d)   The Board of Managers shall cause to be filed at least annually with the Delaware Secretary of State the report and pay the tax required under Section 18-1107 of the Act as well as addressing any similar South Carolina tax filings.

25.   <u>Tax Elections</u>. Except as specifically provided herein, the Board of Managers may in its discretion make, on behalf of the Company, all tax elections with respect to the Company, including but not limited to the election under Section 754 of the Code. Each Member shall, upon request of the Board of Managers, supply the information necessary to give effect to such an election.

26.   <u>Tax Matters for the Company</u>. The Tax Matters Partner shall from time to time cause the Company to make such tax elections as it deems to be in the best interests of the Company and the Members. Elias Chavando shall be designated as "Tax Matters Partner" (as defined in Section 6231(a)(7) of the Code and comparable state, local or foreign law), to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including resulting judicial and administrative proceedings, and to expend the Company funds for professional services and costs associated therewith. In its capacity as Tax Matters Partner, the Tax Matters Partner shall oversee the Company's tax affairs in the overall best interests of the Company.

27.   <u>Tax Withholding</u>.

(a)   The Board of Managers is authorized and directed to cause the Company to withhold from or pay on behalf of any Member the amount of federal, state, local or foreign taxes that the Board of Managers, after consultation with such Member, reasonably believes the Company is required to withhold or pay with respect to any amount distributable or allocable to such Member pursuant to this Agreement, including, without limitation, any taxes required to be paid by the Company pursuant to Sections 1441, 1442, 1445 or 1446 of the Code and any taxes imposed by any state or other taxing jurisdiction on the Company as an entity. Without limiting the foregoing, the Board of Managers shall cause the Company to withhold (and remit to the appropriate governmental authority), from amounts otherwise distributable to a Member, any taxes that such Member notifies the Board of Managers in writing should be withheld, which notice shall be given by any Member who becomes aware of any withholding obligation to

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which it is subject and shall specifically set forth, inter alia, the rate at which tax should be withheld and the name and address to which any amounts withheld should be remitted. For all purposes of this Agreement, such Member shall be treated as having received all distributions unreduced by the amount of such withholding of taxes and any interest thereon.

(b) If the Company is required to withhold and pay over to taxing authorities amounts on behalf of a Member exceeding available amounts then remaining to be distributed to such Member, such payment by the Company shall constitute a loan to such Member that is repayable by the Member on demand, together with interest at the applicable federal rate determined from time to time under Section 7872(f)(2) of the Code, calculated upon the outstanding principal balance of such loan as of the first day of each month. Any such loan shall be repaid to the Company, in whole or in part, as determined by the Board of Managers in its sole discretion, either (i) out of any distributions from the Company which the Member is (or becomes) entitled to receive, or (ii) by the Member in cash upon demand by the Board of Managers (said Member bearing all of the Company's costs of collection, including reasonable attorneys' fees, if payment is not remitted promptly by the Member after such a demand for payment).

(c) Each Member agrees to cooperate fully with all efforts of the Company to comply with its tax withholding and information reporting obligations and agrees to provide the Company with such information as the Board of Managers may reasonably request from time to time in connection with such obligations.

28. Dissolution. The Company shall be dissolved and its affairs shall be wound up on the first to occur of:

(i) a resolution by the Board of Managers to dissolve the Company;

(ii) the entry of a decree of judicial dissolution of the LLC under Section 18-802 of the Act; and

(iii) upon the request of the holders of a majority of the Class A Units then outstanding.

The death, retirement, resignation, expulsion, or incapacity of a Member, or the occurrence of any other event that terminates the continued membership of a Member in the Company, shall not cause a dissolution of the Company, and the Company shall continue in existence subject to the terms and conditions of this Agreement.

29. Liquidation and Termination. On dissolution of the Company, the Board of Managers or such other or additional Member or Members as are designated by the Board of Managers shall act as liquidator(s). The liquidator(s) shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Act. The costs of liquidation shall be borne as an expense of the Company. Until final Distribution, the liquidator(s) shall continue to operate the Company properties with all of the power and authority

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of the Board of Managers and the Members, subject to the power of the Board to remove and replace such liquidator(s). The steps to be accomplished by the liquidator(s) are as follows:

A.   As promptly as possible after dissolution and again after final liquidation, the liquidator(s) shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

B.   The liquidator(s) shall pay, satisfy or discharge from Company funds all of the debts, liabilities and obligations of the Company (including all expenses incurred in liquidation) or otherwise make adequate provision for payment and discharge thereof (including the establishment of a cash fund for contingent liabilities in such amount and for such term as the liquidator may reasonably determine).

C.   All remaining assets of the Company shall be distributed to the Members in accordance with Section 10(c) (as if such distribution were the result of a Capital Transaction) by the end of the taxable year of the Company during which the liquidation of the Company occurs (or, if later, 90 days after the date of the liquidation).

30.   Cancellation of Certificate. On completion of the distribution of the Company's assets as provided herein, the Company shall be terminated, and shall file a certificate of cancellation with the Secretary of State of the State of Delaware and take such other actions as may be necessary to terminate the Company.

31.   Governing Law; Venue; Remedies. This Agreement shall be governed by and construed under the laws of the State of Delaware, excluding any conflicts of laws rule or principle that might refer the governance or construction of this agreement to the law of another jurisdiction. The Members (a) hereby irrevocably and unconditionally submit to the jurisdiction of the federal and state courts located within the geographic boundaries of the United States District Court for the Northern District of California for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the federal and state courts located within the geographic boundaries of the United States District Court for the Northern District of California, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court. Without limiting the foregoing, if any dispute arises concerning the sale or other disposition of any Units or concerning any other provisions hereof or the obligations of the Members hereunder, the Members agree that an injunction or a decree of specific performance may be issued in connection therewith (including, without limitation, an injunction restraining the sale or other disposition of such Units or rescinding any such sale or other disposition). Each of the Members consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the Northern District of

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California or any court of the State of California having subject matter jurisdiction. Such remedies shall be cumulative and non-exclusive and shall be in addition to any other rights and remedies the Members may have under this Agreement or otherwise.

32. <u>Legal counsel</u>. Each Member hereby agrees and acknowledges that Sidley Austin LLP (<u>Company Counsel</u>) is acting as counsel to the Company in connection with the formation of the Company and the drafting of this Agreement and may act as counsel to the Company in connection with its business. For the avoidance of doubt, Company counsel is not representing the Members in their capacity as Members, and while Company counsel may explain how the terms of this Agreement or other agreements between the Members and the Company could affect the interests of a particular Member, in doing so Sidley Austin will be acting as Company counsel and not as counsel for the individual involved. Without limiting the foregoing, Members are advised to consult with their respective tax, accounting and legal representatives with respect to this Agreement.

33. <u>Severability</u>. Except as otherwise provided in the succeeding sentence, every term and provision of this Agreement is intended to be severable, and if any term or provision of this Agreement is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the legality or validity of the remainder of this Agreement. The preceding sentence shall be of no force or effect if the consequence of enforcing the remainder of this Agreement without such illegal or invalid term or provision would be to cause any party to lose the benefit of its economic bargain.

34. <u>Further Assurances</u>. The Members shall execute and deliver such further instruments and do such further acts and things as may be required to carry out the intent and purposes of this Agreement. Each Member shall execute all such certificates and other documents and shall do all such filing, recording, publishing, and other acts as the Board of Managers deems appropriate to comply with the requirements of law for the formation and operation of the Company and to comply with any laws, rules and regulations relating to the acquisition, operation or holding of the property of the Company.

35. <u>Entire Agreement</u>. This Agreement constitutes the entire agreement between the Members with respect to the matters set forth herein and supersedes all prior understandings or agreements between the Members with respect to such matters.

36. <u>Notices</u>. Any notice, payment, demand or communication required or permitted to be given by any provision of this Agreement shall be in writing or by facsimile and shall be deemed to have been delivered, given and received for all purposes (a) if delivered personally to the person or to an officer of the person to whom the same is directed, (b) when the same is actually received, if sent either by a nationally recognized courier or delivery service or registered or certified mail, postage and charges prepaid, or by facsimile, if such facsimile is followed by a hard copy of the facsimiled communication sent by a nationally recognized courier or delivery service, registered or certified mail, postage and charges prepaid, addressed to the recipient party at the address set forth for such party above, or (c) by e-mail with confirmation of receipt by return e-mail from the recipient.

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37.   Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument. This Agreement will become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, which delivery may be made by exchange of copies of the signature page by facsimile transmission. Only a handwritten signature on a paper document or a facsimile or PDF transmission of a handwritten original signature will constitute a signature, notwithstanding any law relating to or enabling the creation, execution or delivery of any contract or signature by electronic means.

38.   Reliance On Books, Reports and Records. Unless a Manager has knowledge concerning the matter in question that makes reliance unwarranted, each Manager shall, in the performance of such Manager's duties hereunder, be entitled to rely on information, opinions, reports or statements, including but not limited to financial statements and other financial data, if prepared or presented by one or more officers or employees of the Company or by legal counsel, accountants or other persons as to matters such Manager reasonably believes to be within such person's professional or expert competence.

39.   Third Parties. Nothing in this Agreement, whether express or implied, shall be construed to give any Person other than a Member or the Company any legal or beneficial or other equitable right, remedy or claim under or in respect of this Agreement, any covenant, condition, provision or agreement contained herein or with respect to any capital contribution or other property of Company.

40.   Waiver. No failure by the Company, any Manager or any Member to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach or any other covenant, duty, agreement or condition. No waiver by the Company, any Manager or any Member of any condition or of any breach of any covenant, duty, agreement or condition of this Agreement shall be effective unless in writing, and no waiver in any one or more instances shall be deemed to be a further or continuing waiver of any such covenant, duty, agreement or condition in other instances or a waiver of any other breach of any covenant, duty, agreement or condition.

41.   No Right to Employment. Nothing in this Agreement shall confer upon any Member any right with respect to continued employment or consultancy by or with the Company, nor shall this Agreement interfere in any way with such Member's right or the Company's right to terminate such Member's employment or consultancy at any time, with or without cause.

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